EXHIBIT 11

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital from the filing of the Schedule 13D/A on 8/11/25 to 9/3/25, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
8/8/2025	Sell	27,450	10.58
8/11/2025	Sell	21,777	10.59
8/13/2025	Sell	51,268	10.59
8/14/2025	Sell	45,262	10.57
8/15/2025	Sell	18,585	10.52
8/19/2025	Sell	51,242	10.38
8/20/2025	Sell	8,384	10.35
8/25/2025	Sell	18,180	10.36
8/26/2025	Sell	20,760	10.36
8/27/2025	Sell	6,200	10.40
9/2/2025	Sell	21,765	10.39
9/3/2025	Sell	27,906	10.43